SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            ------------------------



                                    FORM 425

                         Pursuant to Rule 425 under the

                             Securities Act of 1934

                              AVIATION GROUP, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           TEXAS                          0-10124                75-2631373
--------------------------------------------------------------------------------
(State or other jurisdiction of    (Commission File Number)     (IRS Employer
incorporation or organization)                               Identification No.)

700 N. Pearl Street, Suite 2170
         Dallas, Texas                                             75201
--------------------------------------------------------------------------------
(Address of principal executive offices)                         (Zip Code)



Registrant's telephone number, including area code (214) 922-8100.

     Set forth below is the text of the Press Release dated May 31, 2000.

            Aviation Group, Inc. Reports 3rd QTR Fiscal 2000 Results;
         Consolidated Balance Sheet Includes Global Leisure Travel, Inc.;
          Shareholder Vote for travelbyus.com, ltd. Combination Planned


DALLAS, May 31, 2000 (Business Wire)--Aviation Group, Inc. (Nasdaq: AVGP) today reported revenues and income for the three and nine month periods ended March 31, 2000. The Company's balance sheet at March 31, 2000 included the newly acquired operations of Global Leisure Travel, Inc. Operating results of Global will be included in Company financial statements beginning April 1, 2000.

For the three months ended March 31, 2000 the Company reported revenues of $3,830,000, versus $3,586,000 for the same period ended March 31, 1999. Net income for the quarter ended March 31, 2000 was $(830,000) or $(.21) per share versus $(1,251,000) or $(.36) for the three months ended March 31, 1999. Net income for the March 31, 2000 quarter included losses from discontinued operations of $172,000, versus a loss from discontinued operations of $314,000 for the corresponding 1999 three month period.

For the nine months ended March 31, 2000 the Company reported revenues of $9,359,000 versus $11,941,000 for the nine months ended March 31, 1999. The fiscal 1999 results include revenues from the Company's fixed base and ground handling operations. These divisions were sold during the quarter ended March 31, 2000 and accordingly revenues from these divisions are not included in operating results for the period ended March 31, 2000. Net loss for the nine months ended March 31, 2000 was $2,144,000 or $.58 per share, versus a loss of $1,302,000 or $.38 for the corresponding nine month period ended March 31, 1999. The increase is attributable to reductions in the Company's painting activities during the fiscal 2000 period. Such activities are expected to return to normal levels during the fourth fiscal quarter, the Company reported. The fiscal 2000 operating results also include income from discontinued operations of $379,000 versus a loss from discontinued operations of $314,000 for the corresponding nine month period ended March 31, 1999.

As previously announced, the Company has executed the agreement relating to its planned business combination with travelbyus.com ltd., an internet-based travel enterprise. "We have been working hard to complete all necessary paperwork required to hold the shareholder meeting necessary to approve our planned combination with travelbyus.com ltd." said Lee Sanders, Aviation Group, Inc. Chairman. "We are excited about our opportunity to build a leading global internet travel business, and look forward to completing the transaction and working with travelbyus.com management to integrate its operations fully into Aviation Group" said Sanders.

Contact: Lee Sanders, CEO

214-922-8100



This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of any securities in any state or Canadian province in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. Prospective investors are urged to read, when filed with the Securities and Exchange Commission, the prospectus/joint proxy statement and registration statement that will be filed by the Company in connection with the transactions described in this press release. After filing, these documents will be available for free at the Securities and Exchange Commission's EDGAR website at www.sec.gov and may be obtained for free from the Company upon request.


                      AVIATION GROUP, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET

                                   (UNAUDITED)

                                                                               March 31,              June 30,
                                                                                 2000                   1999
ASSETS

Current Assets

     Cash and cash equivalents                                             $   1,758,000          $      84,000
     Restricted time deposit                                                   3,259,000                538,000
     Accounts receivable, net                                                  2,701,000
     2,200,000 Inventory                                                         904,000              1,547,000
     Prepaid expenses and other                                                  631,000                170,000
     Prepaid tour costs                                                        1,990,000                     --
     Discontinued assets held for resale                                         471,000                     --
         Total Current Assets                                                 11,714,000              4,539,000

Property and equipment, net                                                    3,194,000              4,050,000
Product  contracts & other intangibles, net                                    7,523,000                     --
                                                                              10,717,000              4,050,000

Goodwill, net                                                                 49,975,000              4,144,000
Other                                                                            440,000                319,000

Total Assets                                                               $  72,846,000          $  13,052,000


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities

     Current maturities of long-term obligations                           $   1,246,000                463,000
     Current portion of capital lease obligations                                134,000                164,000
     Revolving and other short-term borrowings                                 1,713,000              2,316,000
     Accounts payable                                                          4,055,000              2,334,000
     Accrued liabilities                                                       8,365,000              1,335,000
         Total Current Liabilities                                            15,513,000              6,612,000

Long-Term Liabilities

     Long-term debt, net of current maturities                                 3,202,000                880,000
     Capitalized leases, net of current maturities                                    --                439,000
         Total Long-Term Liabilities                                           3,202,000              1,319,000
Total Liabilities                                                             18,715,000              7,931,000

Shareholders' Equity

     Series A 9% cumulative convertible Preferred Stock, $.01 par value
         $10,000 liquidation  preference, 1,650 share outstanding                  2,000                --
     Series B 12% cumulative Preferred Stock, $.01 par value
         $10,000 liquidation preference, 2,100 shares outstanding
     Common Stock, $.01 per value, 10,000,000 shares                               2,000                --
         authorized, 4,698,801 and 3,573,929 shares
         issued and outstanding                                                   47,000                 36,000
     Additional paid-in capital                                               60,904,000              9,766,000
     Retained earnings (deficit)                                              (6,824,000)            (4,681,000)
         Total Shareholders' Equity                                           54,131,000              5,121,000

Total Liabilities and Shareholders' Equity                                 $  72,846,000          $  13,052,000




                      AVIATION GROUP, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                     Three Months Ended                 Nine Months Ended
                                                          March 31,                       December 31,
                                                     2000            1999              2000            1999


Revenue                                          $  3,830,000   $ 3,586,000        $  9,359,000   $ 11,941,000

Cost of revenue                                     2,340,000     2,348,000           5,890,000      7,187,000

   Gross profit                                     1,490,000     1,238,000           3,469,000      4,754,000

General and administrative expenses                 1,872,000     1,727,000           4,997,000      4,783,000
Depreciation and amortization                         166,000       196,000             505,000        541,000
                                                    2,038,000     1,923,000           5,502,000      5,324,000

   Income (loss) from operations                     (548,000)     (685,000)         (2,033,000)      (570,000)

Other income (expenses)
   Other income (expense)                               2,000            --               3,000          2,000
   Interest expense, net                             (112,000)      (53,000)           (493,000)      (221,000)
                                                     (110,000)      (53,000)           (490,000)      (219,000)
Loss from continuing operations
  before income taxes                                (658,000)     (738,000)         (2,523,000)      (789,000)

Benefit for income taxes                                   --       199,000                  --        199,000

Loss from continuing operations                      (658,000)     (937,000)         (2,523,000)      (988,000)

   Loss from discontinued operations                  (82,000)     (314,000)           (221,000)      (314,000)
   Gain (loss) on sale of subsidiaries, net           (90,000)           --             600,000             --
                                                     (172,000)     (314,000)            379,000       (314,000)

Net income (loss)                                $   (830,000)  $(1,251,000)       $ (2,144,000)  $ (1,302,000)

Earnings (loss) per common share
    Income (loss) before discontinued operations $      (0.17)  $     (0.27)       $      (0.68)  $      (0.29)
    Income (loss) from discontinued operations          (0.04)        (0.09)               0.10          (0.09)
Net income per share (basic and diluted)         $      (0.21)  $     (0.36)              (0.58)  $      (0.38)


Weighted average shares outstanding                  3,948,801     3,524,062           3,698,886      3,409,469


                                                       # # #



Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction disclosed above, dependence on certain customers, changes in the airline travel industry, seasonality of the Company's painting business, risk of future losses from operations, the ability to sell or merge all or a portion of the Company's businesses, uninsured casualty losses, environmental regulation of airline stripping and painting operations ind increased competition in the airline services industry. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's SEC filings under "Risk Factors". The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.